Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS NOTIFIED OF SUSPENSION OF
WORK AT CANADIAN NATURAL’s HORIZON PROJECT

Calgary, Alberta, May 19, 2011 – Further to the announcement issued by North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) on Wednesday May 18th, the Company has now been notified by its customer, Canadian Natural Resources Limited (“Canadian Natural”), to suspend overburden removal activities at the Horizon Oil Sands project near Fort McMurray, Alberta. The suspension is being taken while Canadian Natural undertakes repairs to its primary upgrading facility, which was damaged in a fire in January 2011. The suspension of work notice was issued on May 18, 2011 at 2 pm and is effective until January 2, 2012.

“Although Canadian Natural is required to cover our fixed costs on equipment related to the contract that is left idle by this suspension of work, we will work closely with our customer to determine if we can minimize their costs by redeploying our resources to other projects in the region,” said Rod Ruston, President and CEO. “Fortunately the suspension comes at a time when demand for equipment and services is growing strongly both from other existing operations in the oil sands and from major new projects starting construction in the region.”

“Given our recently announced contract wins at Shell and Syncrude and the anticipated signing of a new five-year contract with Suncor for overburden, site reclamation and light civil construction, the availability of this equipment in the short term could provide a valuable and timely addition to our general contract fleet,” added Mr. Ruston.. “The work suspension at Canadian Natural effectively removes the only low-margin recurring services activity in our project mix for the next nine months. Accordingly, our cash flow and margins are expected to improve if we are able to increase service levels for other customers.”

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control.

Examples of forward looking information in this release include, but are not limited to,  the expectation that there will be opportunities to move equipment from the Canadian Natural site to other projects in the region; the expectation that NAEP will sign a new five-year contract with Suncor covering overburden, site reclamation and light civil construction; and the expectation that cash flows and margins will improve if service levels to other customers are increased.  The material factors or assumptions used to develop such forward-looking statements and the risks and uncertainties that could cause a actual results to differ materially from those contemplated by such forward-looking statements include our ability to work with Canadian Natural on redeploying resources; that work on other projects in the region will require additional equipment, and that we will successfully conclude negotiations with Suncor with respect to the new five-year contract..:

These factors are not intended to represent a complete list of the factors that could affect the Company. See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning

North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca